SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                      OPTA FOOD INGREDIENTS INCORPORATED

                               (NAME OF ISSUER)


                              COMMON STOCK $0.01

                        (TITLE OF CLASS OF SECURITIES)


                                   0006838N1

                                (CUSIP NUMBER)

               Check the following box if a fee is being paid with this statement [ ]


13G

CUSIP NUMBER 0006838N1

        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

             NATIONAL WESTMINSTER BANK PLC                    13-563460

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]

                                                                   (b) [X]
        3    SEC USE ONLY

        4    CITIZENSHIP OR PLACE OF ORGANIZATION

                ENGLAND
                NUMBER OF                  5    SOLE VOTING POWER
                 SHARES                           0
               BENEFICIALLY                6    SHARED VOTING POWER
                OWNED BY                           74,250
                  EACH                     7    SOLE DISPOSITIVE POWER
                REPORTING                          0
                 PERSON                    8    SHARED DISPOSITIVE POWER
                  WITH                             74,250

        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                74,250

       10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES
                                                          [ ]

       11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               0.7%

       12    TYPE OF REPORTING PERSON

              BK, HC


Item 1.        (a)   Name of Issuer.

                     OPTA Food Ingredients Incorporated

               (b)   Address of Issuer's Principal Executive Offices.

                     25 WIGGINS AVENUE
                     BEDFORD
                     MASSACHUSETTS 01730

Item 2.        (a)   Name of Person Filing.

                     NATIONAL WESTMINSTER BANK PLC

               (b)   Address of Principal Business Office:

                     41 LOTHBURY
                     LONDON EC2P 2BP
                     ENGLAND

               (c)   Citizenship (i.e. Place of Organisation)

                     ENGLAND

               (d)   Title of Class of Securities

                     COMMON STOCK $0.01

               (e)   CUSIP Number.

                     0006838N1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
                      _
               (a)   |_|   Broker or Dealer registered under Section 15
                           of the Act
                      _
               (b)   |_|   Bank as defined in Section 3(a)(6) of the
                           Act
                      _
               (c)   |_|   Insurance Company as defined in Section
                           3(a)(19) of the Act
                      _
               (d)   |_|   Investment Company registered under Section
                           8 of the Investment Company Act
                      _
               (e)   |_|   Investment Adviser registered under Section
                           203 of the Investment Advisers Act of 1940
                      _
               (f)   |_|   Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee
                           Retirement Income Security Act of 1974 or
                           Endowment Fund; see S240.13d-1(b)(1)(ii)(F)
                      _
               (g)   |X|   Parent Holding Company, in accordance with
                           S240.13d-1(b)(1)(ii)(G)
                      _
               (h)   |_|   Group, in accordance with S240.13d-
                           1(b)(1)(ii)(H)

Item 4.        Ownership.

               (a)   Amount Beneficially Owned:

                     74,250

               (b)   Percent of Class:

                     0.7%

               (c)   Number of Shares as to which such person has:

                     (i)   sole power to vote or to direct the vote

                           0

                     (ii)  shared power to vote or to diriect the vote

                           74,250

                     (iii) sole power to dispose or to direct the disposition
                           of

                           0

                     (iv) shared poer to dispose or to direct the disposition of

                           74,250

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent opf the class of securities, check the following [X]

Item 6.        Ownership of more than Five Percent on behalf of another person

               Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               GARTMORE INVESTMENT LTD

               (NatWest Markets Asset Management Holdings Ltd, a wholly owned subsidiary of National Westminster Bank Plc, is the investment holding company, as shown on the 13F filing).

               IA

Item 8.        Identification and Classification of Members of the Group

               Not applicable

Item 9.        Notice of Dissolution of Group.

               Not applicable

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

FEBRUARY 12, 1997

NATIONAL WESTMINSTER BANK PLC

BY:            Signed by David Brian Maycock

NAME:          David Brian Maycock

TITLE:         Director of Group Compliance